UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Formation Of Joint Venture Company

On January 21, 2008, Yangpu Lianzhong Mining Co. Ltd. (“Yangpu Lianzhong”) was formed as an indirect wholly-owned subsidiary of the Company through Yunnan Feishang Mining Co. Ltd. (“Yunnan Feishang”), with a registered capital of RMB10,000,000.

On January 26, 2008, Yunnan Feishang and Yangpu Lianzhong entered into an Agreement with Jiangxi Province Coal Group Company (“Jiangxi Coal”), a PRC state-owned enterprise and the largest integrated coal producer in Jiangxi Province, China, to jointly establish Guizhou Pucheng Mining Co. Ltd. (the “Joint Venture Company”) as an equity joint venture company in Guizhou Province, the PRC.  The Joint Venture Company intends to principally engage in the exploitation and development of mineral resources in Guizhou Province and other regions in China.

Pursuant to the Agreement, the registered capital of the Joint Venture Company will be RMB300,000,000 (or approximately US$41,096,000), which is to be contributed in cash, as follows: 30% (RMB90,000,000 or approximately US$12,329,000) by Yunnan Feishang, 34% (RMB102,000,000 or approximately US$13,973,000) by Yangpu Lianzhong and 36% (RMB108,000,000 or approximately US$14,795,000) by Jiangxi Coal.  The initial installment, representing 20% of the respective capital contribution of the parties, is payable on or before February 15, 2008, and the balances are payable on January 25, 2010 (although the parties may negotiate for an earlier date of payment). The partners of the Joint Venture Company will share all profits, loss and risk in proportion to their respective interest in the registered capital of the Joint Venture Company. The future results of the Joint Venture Company will be consolidated into the Company’s financial statements.

The board of directors of the Joint Venture Company will be comprised of seven directors to be elected by the shareholders, two of whom are to be nominated by Yunnan Feishang, two by Yunnan Lianzhong and three by Jiangxi Coal. The Joint Venture Company will also have one Chairman and one Vice Chairman to be elected by the board of directors. The initial Chairman is to be nominated by Yunnan Feishang and the initial Vice Chairman is to be nominated by Jiangxi Coal.  The Joint Venture Company will also establish a supervisory board to be comprised of three supervisors, one of whom will be nominated for election by each of Yunnan Feishang, Yangpu Lianzhong and Jiangxi Coal. Day-to-day operations of the Joint Venture Company will be supervised and managed by a general manager to be nominated by the Chairman and a management team consisting of three deputy general managers and a chief financial controller to be nominated by the Chairman. The initial general manager and two deputy managers are to be nominated by Jiangxi Coal, one deputy manager is to be nominated by Yunnan Feishang and the chief financial controller is to be nominated by Yangpu Lianzhong. Yangpu Lianzhong has agreed to allocate 10% of its equity in the Joint Venture Company for sale to management and employees as incentives, upon terms to be agreed upon.

The Agreement also provides that the Joint Venture Company will receive priority to acquire the Zhonghe Coal Mine, and other ancillary coal mines and transport railroads.  These mines and railroads are currently owned and operated by Jiangxi Coal and in the event the Joint Venture Company determines to acquire the mines and railroads, the purchase price will be determined by reference to an independent valuation to be performed, and the acquisition will be subject to approval at a shareholders’ meeting of the Joint Venture Company.

Historically, the Company has been principally engaged in the mining of zinc, iron and other minerals for distribution in China. However, management has been evaluating various growth opportunities with a view towards diversifying the variety of natural resources mined by the Company. Based upon this evaluation, the directors have conducted preliminary research and believe that coal will continue to be the primary energy source for China’s booming economy. China is currently the second largest consumer of energy in the world, with coal providing approximately 70% of China’s energy requirements. With continued double digit industrial growth and the resulting increased energy consumption, coal demand from China is expected to continue to strengthen. Prices of coal remain high because of increasing demand, and coal prices are unlikely to drop since no significant change in supply or demand is expected in the near future.

Guizhou is a mountainous region, located in southwest China. The province has large resources of coal, aluminum and other minerals, and coal resources in southwest China are believed to be largely concentrated within Guizhou province. Guizhou ranked sixth in China’s raw coal production in 2006. Coal production in Guizhou is relatively dispersed with numerous small mines utilizing outdated technologies that generally lack the necessary facilities to ensure mining safety. It is the PRC government’s policy to restructure the coal industry by encouraging large coal enterprises to acquire small and mid-sized mines in order to increase production scale and enhance competitiveness in the marketplace.

Jiangxi Coal, the Company’s partner in the Joint Venture Company, is principally engaged in coal mining, coal production and the sale of coal in China. Jiangxi Coal is a state-owned enterprise with a registered capital of RMB160 million. The Company is advised by Jiangxi Coal that, in 2006, Jiangxi Coal produced approximately 8,800,000 tons of raw coal and recorded total sales revenue of approximately RMB5 billion. The Company’s directors believe that the extensive experience of Jiangxi Coal in coal-related business in the PRC and its highly experienced production and management team, will enhance the development of the Joint Venture Company. In anticipation of the significant demand and growth potential of coal in the PRC market and leveraged on the expertise of the Joint Venture Partner in running coal-related business, the directors also believe that the Joint Venture Company has the ability to become a solid platform for the Company to develop the coal market in the PRC, with particular focus on Guizhou Province, through the acquisition and integration of the existing coal mining operations with the use of more advanced coal mining, selecting and processing technologies.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB7.30 quoted by the People’s Bank of China as at December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

On February 7, 2008, the Company disseminated a press release disclosing its execution of the Agreement with Jiangxi Coal.  A copy of that press release is furnished as an exhibit to this report.  The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

This report includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description

10.1	Investors’ Agreement in Respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008
99.1	Press Release dated February 7, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: February 7, 2008	By:	/s/ Li Feilie
Li Feilie
President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

10.1	Investors’ Agreement in Respect of Guizhou Pucheng Mining Co. Ltd. dated January 26, 2008
99.1	Press Release dated February 7, 2008